

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 30, 2007

By Facsimile and U.S. Mail

Mr. Christopher H. Hopkins
Chief Executive Officer
Oilsands Quest Inc.
205, 707-7th Avenue SW
Calgary, Alberta, Canada T2P 3H6

> **Re: Oilsands Quest Inc.**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2006**
> **Filed July 21, 2006**
> **File No. 000-27659**

Dear Mr. Hopkins:

We have reviewed your Form 10-KSB for the fiscal year ended April 30, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended April 30, 2006

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note that your independent auditors signed their audit opinion as Pannell Kerr Forster and further indicated that the firm is located in Vancouver, Canada and registered with the PCAOB as Smythe Ratcliffe. Please clarify why it was

necessary for your independent auditors to sign their audit opinion in this manner. In doing so, please tell us how your independent auditors determined that their local firm was registered with the PCAOB at the time of the audit engagement.

Consolidated Statements of Operations, page F-4

2.   We note your line item described as "Recovery of exploration costs". It appears this transaction represents a gain on extinguishment of a liability rather than a recovery of a cost. Please re-characterize the line item to more clearly describe its nature.

Notes to the Consolidated Financial Statements, page F-9

Note 2. Summary of Significant Accounting Policies, page F-9

3.   We note that various alternatives exist for the extraction of bitumen. Please expand your disclosures to explain that in-situ oil sands production that is similar to conventional oil production recovered through wells that are enhanced with thermal energy to heat the bitumen so that it will flow to the well bore is deemed to be oil and gas production activity. Please expand your disclosures to discuss how you would intend to account for your oil and gas properties under accounting principles generally accepted in the United States. For example, identify whether you would expect to account for such properties under the successful efforts method in accordance with SFAS 19 or the full cost method in accordance with Rule 4-10 of Regulation S-X. Your revised footnote should include all disclosures required by the appropriate literature to ensure clear disclosure.

4.   Additionally, please expand your disclosure to explain to investors that tar sands that are excavated from the ground and transported to a processing plant to separate the bitumen from the tar sands are deemed to be mining activities. Please expand your disclosures to discuss how you would account for your mining operations under accounting principles generally accepted in the United States including the disclosure requirements of Industry Guide 7. Your revised footnote should include all disclosures required by the appropriate literature to ensure clear disclosure.

Note 3. Business Combinations, page F-13

5.   We note your disclosure that included in CanWest's interest in OQI as of April 30, 2006 are 571,428 OQI common shares that were acquired as part of the purchase of 571,428 units from a third party, whereby each unit consisted of one OQI common share and one OQI share purchase warrant to purchase another common share. CanWest paid $4,932,482 for these units plus 1,500,000 share

purchase warrants, whereby each warrant will allow the holder to acquire an additional CanWest common share for $2.00 until December 15, 2007. The $4,069,297 difference between the CanWest cost and the original issue price of these units by OQI and $1,713,929 in non cash financing expense related to the issuance of the warrants has been allocated to property costs.   Please tell us your source of GAAP you are relying upon for allocating this difference to property costs.

Note 4. Properties, page F-14

6.   We note your disclosure that permits granted by the Province of Saskatchewan provide for the right to explore and work the permit lands. Please tell us and disclose why you have relinquished certain percentages of the total acreage covered by these permits. In doing so, please tell us and disclose if you were required to maintain certain levels of exploration activities in order to ensure the continued right to explore and work the permit lands.

Exhibit 31.1 and Exhibit 31.2

7.   Please confirm that the inclusion of your Chief Executive Officer's and Chief Financial Officer's titles in the introductory paragraphs of your certifications was not intended to limit the capacity in which such individuals provided the certifications. Please remove the reference to their titles in the introductory paragraph to conform to the format provided in Item 601(b)(31) of Regulation S-B.

Form 10-QSB for the Quarterly Period Ended October 31, 2006

Note 3. Acquisitions, page F-8

8.   We note that on August 14, 2006, you increased your ownership interest in OQI Sask, going from a 64.08% interest to a 100% interest via an acquisition. The purchase price is comprised of the fully diluted number of exchangeable shares, and the deemed value of the exchangeable shares is the average trading price of your common stock for the five days prior to and following August 14, 2006. Please tell us your source of GAAP you are relying upon for using the average trading price of your stock five days prior to and following August 14, 2006 rather than the date the terms of the agreement were agreed to and announced. Please refer to paragraph 22 of SFAS 141.

9.   In connection with your acquisition of OQI Sask, you may issue 76,504,304 of your common stock which includes a certain number of shares to be issued on the exercise of OQI Sask options and warrants. You have disclosed that any future

proceeds received from the exercise or cancellation of OQI Sask options or warrants will reduce the purchase price if and when these events occur. Please tell us how you determined the fair value assigned to the OQI Sask options and warrants that were included in the $319,022,948 purchase price and provide your source of GAAP for such treatment. In doing so, please specify how you accounted for the OQI Sask options and warrants that were vested on the date of acquisition as compared to the unvested options and warrants.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Cannarella at (202) 551-3337, or Kevin Stertzel at (202) 551-3723 with any questions in regard to the financial statements. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief